Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 7 DATED JULY 16, 2013
TO THE PROSPECTUS DATED MAY 1, 2013

This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated May 1, 2013, Supplement No. 1 dated May 2, 2013, Supplement No. 2 dated May 17, 2013, Supplement No. 3 dated May 24, 2013, Supplement No. 4 dated June 3, 2013, Supplement No. 5 dated June 14, 2013 and Supplement No. 6 dated July 1, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	a new termination date of our public offering; and
(3)	updates to our disclosure regarding potential liquidity opportunities.

Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and 50,000,000 shares pursuant to our distribution reinvestment plan. As of July 10, 2013, we had accepted investors' subscriptions for, and issued, approximately 67.3 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $671.6 million.

Termination Date of Our Public Offering

We previously disclosed that our board of directors had approved closing our primary offering in the third quarter of 2013, and that we expected to stop offering shares of our common stock in our primary offering on August 30, 2013. Our board of directors has approved extending the closing date of our primary offering until September 30, 2013. Our general policy is to accept subscription agreements only if they are received in good order on or before the close of business on September 30, 2013 and the subscriptions are fully funded no later than the close of business on October 15, 2013. All references in our prospectus to the termination date of our offering are hereby supplemented and revised accordingly. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.

The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Updates to Our Disclosure Regarding Potential Liquidity Opportunities

The following information supersedes and replaces the sections of our prospectus captioned “Prospectus Summary — Liquidity Opportunities” on page 19 of the prospectus and “Investment Objectives and Policies — Liquidity Opportunities” on page 91 of the prospectus.

Our board of directors has determined to begin, upon the closing of our primary offering, the investigation of potential strategies to provide our stockholders with liquidity.  This process is expected to include gathering information, hiring financial advisors, and assessing potential strategic options. These options may include the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares. We expect to engage in a strategy to provide our investors with liquidity at a time and in a method determined by our independent directors to be in the best interests of our stockholders. As we are unable to determine what macro- or micro- economic factors may affect the decisions our board of directors makes in the future with respect to any potential liquidity opportunity, we have not selected a fixed time period or determined criteria for any such decisions. As a result, while our board of directors will consider a variety of options to provide stockholders with liquidity throughout the life of this program, there is no requirement that we commence any such action on or before a specified date. Stockholder approval would be required for the sale of all or substantially all of our assets, or the sale or certain mergers of our company.

CCIT-SUP-07D